Exhibit 23.1

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-[ ]) pertaining to the Orthofix International N.V. Staff Share Option Plan and Orthofix Inc. Employee Stock Purchase Plan of our report dated February 19, 2003, except for Note 18, for which the date is March 4, 2003, with respect to the consolidated financial statements and schedule of Orthofix International NV as of and for the year ended December 31, 2002 and of our reports dated June 7, 2002 with respect to the financial statements of Novamedix Distribution Limited and Inter Medical Supplies Limited as of and for the year ended December 31, 2001 included in the Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.


                                                           /s/ Ernst & Young LLP

Charlotte, North Carolina
July 28, 2003


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